Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”) (TMUS-001)

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

August 7, 2023

Via EDGAR Transmission

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn Jacobson and Robert Littlepage

Re:	T-Mobile US, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 14, 2023

Form 10-Q for the Quarter Ended March 31, 2023

Filed April 27, 2023

File No. 001-33409

Dear Ms. Jacobson and Mr. Littlepage:

This letter further responds to the letter dated June 8, 2023, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Form 10-K for the year ended December 31, 2022, filed with the SEC on February 14, 2023 (the “Form 10-K”), and Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on April 27, 2023 (the “Form 10-Q”). This letter responds to the additional questions requested by the Staff after discussion between the Company and the Staff on July 27, 2023. The Staff’s additional questions are set forth below in bold, followed by the Company’s response to the questions.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), T-Mobile requests confidential treatment for certain portions of this letter that have been redacted from the version filed via the SEC’s EDGAR system and marked with “[***],” and that such information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552. An unredacted version of this letter is being provided to the SEC under a separate cover along with the request for confidential treatment under Rule 83.

Please note that the “Company” or “T-Mobile” refers to T-Mobile US, Inc., together with its consolidated subsidiaries, and “Cogent” refers to Cogent Infrastructure, Inc., a wholly owned subsidiary of Cogent Communications Holdings, Inc.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”) (TMUS-002)

T-Mobile has other providers of IP transit services. What is the total capacity, total usage and total costs to T-Mobile from these other providers?

As described within the Background of our response to the SEC dated July 14, 2023:

Historically, T-Mobile’s use of IP transit services from legacy service providers is approximately $2 million per year or about 1.5 terabytes (“TB”) of capacity per month. The IPTSA provides for 611 TB of capacity per month for four and a half years, at a total cost of $700 million.

T-Mobile’s historical IP transit service providers include two service providers. Within these contracts we have minimum service commitments that are aligned with our expected usage and do not include a commitment for excess or redundant capacity as that type of service is not needed in our network infrastructure. Monthly recurring charges (“MRC”) vary based on usage levels. Consumption up to the minimum commitment level of gigabytes1 per second (“GBPS”) per month are charged one price and consumption that exceeds the minimum commitment is charged at a discounted or ‘burst’ price, as follows:

Service Provider	Minimum Capacity	MRC up to commitment	MRC Burst Price
“A”	550 GBPS per month	$[***]/ MBPS	$[***]/ MBPS
“B”	300 GBPS per month	$[***]/ MBPS	$[***] / MBPS
Cogent	611,000 GBPS (611 TBPS) per month total capacity	N/A	N/A

From January 1, 2023, through June 30, 2023, average monthly usage was 1,500 GBPS (i.e., 1.5 TB) per month, comprised of about 1,000 GBPS from service provider A and 500 GBPS from service provider B. During the year ended 2022, average monthly usage was about 1,200 GBPS per month, at a similar allocation between service providers A and B.

IP transit services are an insignificant component to our overall network transmission services as IP transit services are used to fill in gaps in internet services. For the majority of our internet connections, we connect directly through large content and internet service providers. Large content and internet services providers connect to most, but not all, of the internet. IP transit service providers, however, provide connection to all the internet, including areas that the large content providers do not reach.

For this reason, IP transit services are not a suitable substitute for general network transmission of cellular calls and data, which rely on backhaul and other network equipment and services.

This is why our utilization of IP transit services historically has been and is expected to remain insignificant over the foreseeable future.

What are the termination provisions of the Membership Interest Purchase Agreement (“MIPA”) and what are the termination penalties to Cogent?

The MIPA, filed by T-Mobile in its September 7, 2022 8-K as Exhibit 2.1, can no longer be terminated as the transaction closed May 1, 2023. The termination provisions in the MIPA all relate to requirements and conditions applicable prior to Closing and the MIPA termination provisions are no longer applicable post-Closing.

[1]	1,000 gigabytes equal 1 terabyte.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”) (TMUS-003)

Prior to the Closing, each party only had limited and customary termination rights for transactions of this nature. There were no termination penalties for either party under the MIPA. Otherwise, each party’s rights to terminate the Agreement were available in the following limited situations:

1.

Either party was permitted to terminate the Agreement if the other party materially breached its representations and warranties contained in the MIPA or materially defaulted on the performance of its obligations. To terminate the MIPA due to a breach or default by the other party, a party could not be in breach of its own representations and warranties contained in the MIPA and had to be in material compliance with its covenant obligations. In addition, the MIPA gave the party in breach or default a Cure Period[2] to cure the breach after it received notice from the other party of such breach or default.

•

T-Mobile had a high degree of certainty that neither party would exercise this termination right. Although the term “material breach” is not defined within the MIPA, in this context, the standard under relevant case law for what would constitute a material breach of the agreement is high. T-Mobile was able to ensure its compliance with the MIPA prior to Closing and implemented a robust interim covenant compliance program to ensure no material breaches would occur. Furthermore, given T-Mobile’s desire to consummate the transaction, T-Mobile would certainly have worked to cure any breach had one been alleged by Cogent. It was also highly unlikely that T-Mobile would ever seek to terminate the MIPA due to a breach or default by Cogent. As the buyer, Cogent made only limited representations to T-Mobile, and Cogent’s pre-Closing obligations were limited to taking certain actions required to fulfill the Closing conditions (e.g., making required filings to obtain Regulatory Approval, obtaining a D&O tail insurance policy) or regarding matters such as confidentiality and public announcements. Given T-Mobile’s desire to consummate the transaction, in almost any conceivable scenario, T-Mobile would not have attempted to terminate the Agreement over a breach of these covenants, but would rather have sought specific performance of the Agreement, a remedy that was explicitly available to both parties under the MIPA. For example, if Cogent simply refused to make the required regulatory filings to close the transaction, T-Mobile would have been entitled under the MIPA to seek a court order to enforce Cogent’s obligation to do so, rather than terminate the Agreement.

2.

Either party was permitted to terminate the Agreement if there was any final and non-appealable order or injunction from a regulatory authority that had the effect of permanently barring the transaction or making it illegal to consummate it. This included any final and non-appealable failure to obtain the any Regulatory Approvals required as a condition to Closing.

•

The parties conducted a thorough regulatory analysis prior to entering into the MIPA and reasonably concluded that it was probable that no regulatory authority would move to block the transaction and that all required Regulatory Approvals would be obtained. Limited approvals were required and Cogent was an established publicly traded company that would be viewed as a strong operator. Further, there were no meaningful concerns that the proposed transaction would be viewed as anti-competitive.

[2]

Cure Period: means a period commencing on the date Cogent, on the one hand, or T-Mobile, on the other hand, receives from the other written notice of breach or default and continuing until the earlier of (x) thirty (30) days thereafter, (y) the third (3rd) Business Day prior to the day otherwise scheduled for Closing or (z) the Termination Date.

Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”) (TMUS-004)

3.

Either party was permitted to terminate the Agreement if the parties had not completed the conditions precedent to Closing by September 6, 2023. This date would be automatically extended twice (first to March 6, 2024, then to September 6, 2024) if the only remaining condition to Closing was the requirement to obtain required Regulatory Approvals.

•

Aside from receipt of required Regulatory Approvals, the remaining conditions to Closing were within the control of the parties (and were largely T-Mobile’s obligation) to achieve, thus T-Mobile reasonably concluded at the time of signing the MIPA it was probable that the transaction would close.

In the event the Agreement was validly terminated as provided, the MIPA would have become null and void and have no further force and effect, each of the parties would have been relieved of their duties and obligations arising under the Agreement after the date of such termination, and such termination would have been without liability to any party. However, certain obligations under the MIPA, including the confidentiality provisions, would have survived termination. None of the parties to the Agreement would have been relieved of any liability for any intentional and material breach of the Agreement prior to the effective date of termination.

Defined terms not otherwise defined herein have the meanings ascribed to them in the MIPA.

What are the termination provisions of the IP Transit Services Agreement (“IPTSA”) and what are the termination penalties to Cogent?

Under the IPTSA, which was filed by Cogent in its May 1, 2023 8-K as Exhibit 10.2 (with some redactions), either Cogent or T-Mobile may terminate the IPTSA if the other party is in Material Breach and fails to cure the Material Breach within 30 days after receipt of written notice. Material Breach for T-Mobile is defined as (i) the failure to make any undisputed payment under the terms of the IPTSA within 5 days from date of receipt of notice of non-payment; or (ii) a breach of any material provision. Material Breach for Cogent is defined as a breach of any material provision in the IPTSA which (x) results in greater than 20% of the Cogent Network being unavailable for 30 consecutive days and (y) is a result of gross negligence or willful misconduct by Cogent.

Cogent may also terminate the IPTSA at any time if T-Mobile is in material breach of the IPTSA (including but not limited to the Acceptable Use Policy), Cogent has provided T-Mobile with written notice detailing the material breach, and T-Mobile has failed to cure the material breach within 30 days of receipt of written notice. If the IPTSA is terminated for any reason other than by T-Mobile for Cogent’s Material Breach, T-Mobile’s obligations to pay the Monthly Payments shall survive such termination pursuant to the terms of the agreement. If T-Mobile defaults in any of its payment obligations under the agreement, T-Mobile agrees to pay Cogent’s reasonable expenses incurred by Cogent in enforcing its rights.

Under the IPTSA, there are no termination penalties to Cogent or T-Mobile if the IPTSA is terminated.

Defined terms not otherwise defined herein have the meanings ascribed to them in the IPTSA.

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Confidential treatment requested by T-Mobile US, Inc. pursuant to 17 CFR 200.83 (“Rule 83”) (TMUS-005)

Please direct questions regarding this response to me at 202-975-6454. For any future written correspondence sent by email, please use the following addresses: Peter.Osvaldik@T-Mobile.com, Mark.Nelson@T-Mobile.com and Broady.Hodder@T-Mobile.com.

Sincerely,

By:	/s/ Mark Nelson
Name:	Mark Nelson
Title:	Executive Vice President & General Counsel

Cc:	Peter Osvaldik, Executive Vice President & Chief Financial Officer

Broady Hodder, Corporate Secretary & Senior Vice President, Legal Affairs

Julia A Thompson, Latham & Watkins LLP